UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For November 12, 2002

Big Rock Brewery Ltd.

5555 – 76 Avenue SE, Calgary, AB T2C 4L8

Indicate whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F

Form 20-F

[X]

Form 40-F

[  ]

Indicate whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information  to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

[  ]

No [X]

[

Big Rock Brewery Ltd. to Donate $3500.00 to Saskatchewan Farmers

Calgary, Alberta – November 7, 2002 - Big Rock Saskatchewan is pleased to announce the results of the “Grasshopper Gives Back” campaign.  The campaign raised a total of $2286.00. Big Rock recognizes the plight of the farmers and is happy to round the total up to $3,500.00.  The donation goes to the “APAS Feed Connection Trust Fund” set up to assist Saskatchewan farmers.   The donation comes from proceeds raised throughout the “Grasshopper Gives Back” campaign.  This campaign was conceived to help the farmers by donating $2.00 for each 12-pack case (bottles or cans) of its Grasshopper Wheat Ale brand. Big Rock hopes that they have not only raised money for the cause, but also raised awareness of this natural disaster.

Big Rock has a special alliance with Western farmers in that it depends on them for choice two-row barley, the ingredient that makes its brews special.  Founder and CEO Ed McNally, formerly a farmer and rancher in Southern Alberta understands the suffering of farmers as drought conditions ruins their crops and grasslands.  Big Rock encourages everyone to continue to support the farmers and help out where they can.   Mr. McNally and the staff at Big Rock want to thank everyone who helped raise funds for the program.

For further information relating to Big Rock or the matters described in this news release, please contact:

Archie Cameron

Big Rock Saskatchewan

1019 Park Street, Pawka Park

Regina, Saskatchewan S4N 5H4

Tel: (306) 789-1762

Fax: 1-800-939-7625

Julie Copland

Big Rock Brewery

Marketing Manager

5555 – 76th Avenue S.E.

Calgary, Alberta T2C 4L8

Tel: (403) 720-3239

Fax: (403) 236-7523